

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2013

<u>Via E-mail</u>
Stephen R. Shawley
Chief Financial Officer
Ingersoll-Rand Public Limited Company
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin Ireland

> **Re: Ingersoll-Rand Public Limited Company**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed February 14, 2013**
> **Form 8-K dated March 14, 2013**
> **Filed March 19, 2013**
> **File No. 001-34400**

Dear Mr. Shawley:

　　We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

　　After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 27

Provision for Income Taxes, page 29

1. In future filings, in additional to discussing effective tax rates adjusted for the items identified in your disclosure, please also discuss the actual effective tax rates on an equal or more prominent basis.

2. We note the significance of the benefit from foreign income taxed at other than U.S. rates as disclosed on the income tax rate reconciliation on page F-36 and the variability of the foreign effective tax rate over the past three years. In light of the significant impact of lower taxes on foreign earnings to your operating results, in future filings please consider describing in MD&A the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail. It appears as though separately discussing the foreign effective income tax rate is important information material to an understanding of your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Tell us how you intend on applying this comment.

Liquidity and Capital Resources, page 36

3. We note that approximately 40% of your revenue is generated from sales to customers in foreign countries. In future filings, if material to an understanding of your liquidity, please disclose the amount of cash and cash equivalents held by foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Critical Accounting Policies, page 40

Allowance for doubtful accounts, page 41

4. We reference the statement that you estimate your allowance for doubtful accounts based upon your "policy." In future filings, please describe your policy in this section, including the judgments and estimates that are inherent to your policy.

Employee Benefit Plans, page 44

5. We see that the long term rate of return decreased from 7.25% in 2011 to 5.75% in 2012. Where the impact is material, in future filings please describe in MD&A the reasons for and actual impact of significant changes in actuarial assumptions used in the accounting for pensions and other benefit plans.

Item 8. Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-12

6. With a view toward enhanced disclosure in future filings, please help us better understand your revenue recognition practices by addressing the following:

   - From the first sentence of the disclosure, please describe the factors you consider in assessing whether each of the four general criteria have been met at the time of revenue recognition;
   - Please clarify whether you have any post shipment obligations or customer acceptance provisions with the sale of your products and, if so, how such obligations and provisions are considered in your revenue recognition practices;
   - With respect to agreements with distributors, please describe the significant terms related to payment, return, exchange, and other significant matters, including how those terms impact your revenue recognition practices;
   - For multiple element arrangements, please describe how you determine the fair value of each identified element; and,
   - For construction type contracts, please describe the nature of the arrangements accounted for under the percentage of completion method and disclose the method or methods (for example, cost to cost, labor hours) used to measure the extent of progress toward completion.

   Please reference SAB 101 and FASB ASC 605 in your response. Please show us how you intend to apply this comment.

Note 22. Guarantor Financial Information, page F-49

7. Please revise future filings to clarify that the issuer and all subsidiary guarantors are 100% owned by the parent company guarantor, the guarantees are full and unconditional and the guarantees are joint and several. Please refer to Rule 3-10 of Regulation S-X.

Stephen R. Shawley
Ingersoll-Rand Public Limited Company
April 3, 2013
Page 4

Form 8-K dated March 14, 2013

8. We reference the equity proposal described in the Form 8-K filed on March 19, 2013 to increase your distributable reserves to meet requirements of Irish law. Please tell us how you will account for the series of proposed equity transactions and describe the impact on your consolidated financial statements. Also, describe to us the basis in U.S. GAAP for your proposed accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/ Gary Todd for

Brian Cascio
Accounting Branch Chief